Emeco

Earthmoving equipment solutions

COPY

(for return to Australia)

13 November 2009

**Exemption File No. 82-35011**

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

09047343

SUPPL

Dear Sir/Madam

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement – 12 November 2009 –Change in substantial holding – Maple-Brown Abbott Limited*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

For more information please contact me by telephone: +61 8 9420 0213 in Australia, facsimile: +61 8 9321 1366 or email: michael.kirkpatrick@emecogroup.com.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed copy of this letter and returning it to me in the enclosed pre-paid envelope.

Thank you for your attention.

Sincerely

M.Kirkpatrick

**Michael Kirkpatrick**
General Manager Corporate Services
*Encl*

dlw 11/23

RENTAL | SALES | PARTS | ASSET MANAGEMENT

Emeco Holdings Limited | ACN 112 188 815
location Ground Floor, 10 Ord Street, West Perth WA 6005, Australia | postal address PO Box 1173, West Perth WA 6872, Australia
phone +61 (0) 8 9420 0222 | fax +61 (0) 8 9321 1366 | email corporate@emecogroup.com | web www.emecogroup.com

PFAX201

Exemption File No. 82-35011

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 1800 021 965
61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

**Facsimile**

| | |
|---|---|
| To | Company Secretary |
| Company | EMECO HOLDINGS LIMITED |
| Fax number | 0893211366 |
| From | ASX Limited – Company Announcements Office |
| Date | 12-Nov-2009 |
| Time | 19:56:58 |
| Subject | Confirmation Of Receipt And Release Of Announcement |
| Number of pages | 1 only |

**MESSAGE:**

We confirm the receipt and release to the market of an announcement regarding:

Change in substantial holding

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

# Form 604

Exemption File No. 82-35011

Corporations Act 2001
Section 671B

## Notice of change of interests of substantial holder

To Company Name/Scheme: Emeco Holdings Limited

ACN/ARSN: 112 188 815

### 1. Details of substantial holder(1)

Name: Maple-Brown Abbott Limited

ACN/ARSN (if applicable): 001 208 564

There was a change in the interests of the substantial holder on: 10/11/09

The previous notice was given to the company on: 27/10/09

The previous notice was dated: 23/10/09

### 2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

| Class of securities (4) | Previous notice | | Present notice | |
|---|---|---|---|---|
| | Person's votes | Voting power (5) | Person's votes | Voting power (5) |
| Fully paid ordinary | 45,839,275 | 7.26% | 38,733,341 | 6.14% |
| shares | | | | |

### 3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

| Date of change | Person whose relevant interest changed | Nature of change (6) | Consideration given in relation to change (7) | Class and number of securities affected | Person's votes affected |
|---|---|---|---|---|---|
| 10/11/09 | Refer Annexure A | Sales | ----------Refer | Annexure | B----------- |
| | | | | | |
| | | | | | |

### 4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

| Holder of relevant interest | Registered holder of securities | Person entitled to be registered as holder (8) | Nature of relevant interest (6) | Class and number of securities | Person's votes |
|---|---|---|---|---|---|
| --------- | --------------- | Refer Annexure | C------------ | --------- | ------------ |
| | | | | | |
| | | | | | |

Exemption File No. 82-35011

**5. Changes in association**

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

| Name and ACN/ARSN (if applicable) | Nature of association |
|---|---|
| N/A | N/A |
| | |

**6. Addresses**

The addresses of persons named in this form are as follows:

| Name | Address |
|---|---|
| Maple-Brown Abbott Ltd | Level 30, 20 Bond Street, Sydney NSW 2000 |
| | |

## Signature

print name Dean Smedley capacity Company Secretary

**sign here** [signature] date 12/ 11 /09

**DIRECTIONS**

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown"

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A

Emeco Holdings
Registered Shareholdings as at 23 October 2009

| Registered Name | Address | Holding |
|---|---|---|
| RBC Dexia Investor Services Trust | Level 16 & 17, 2 Park Street, SYDNEY NSW 2000 | 44,489,275 |
| Citicorp Nominees Pty Ltd | Level 2, 350 Collins Street, MELBOURNE VIC 3001 | 1,350,000 |
| | | 45,839,275 |

Gmedley 23/10/09

Exemption File No. 82-35011

Exemption File No. 82-35011

Annexure B

Emeco Holdings

Net Trades between 24 October 2009 and 10 November 2009

| Date | Quantity | Consideration |
|---|---|---|
| 26-Oct-2009 | (867,052) | (745,343.47) |
| 27-Oct-2009 | (862,069) | (751,376.33) |
| 28-Oct-2009 | (1,042,697) | (916,401.81) |
| 29-Oct-2009 | (852,273) | (709,435.94) |
| 30-Oct-2009 | (1,190,476) | (1,044,500.48) |
| 04-Nov-2009 | (793,163) | (656,673.09) |
| 06-Nov-2009 | (600,000) | (494,117.43) |
| 10-Nov-2009 | (898,204) | (766,927.39) |
| | (7,105,934) | (6,084,775.94) |

Jsmedley 12/11/09

Annexure C

# Emeco Holdings
Registered Shareholdings as at 10 November 2009

| Registered Name | Address | Holding |
|---|---|---|
| RBC Dexia Investor Services Trust | Level 16 & 17, 2 Park Street, SYDNEY NSW 2000 | 37,583,341 |
| Citicorp Nominees Pty Ltd | Level 2, 350 Collins Street, MELBOURNE VIC 3001 | 1,150,000 |
| | | 38,733,341 |

Gmedley 12/11/09